Suite 3120 - 666 Burrard Street, Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
NYSE Alternext U.S. – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. – 3 - 2009

FEBRUARY 16, 2009
FOR IMMEDIATE RELEASE

AURIZON REPORTS ENCOURAGING RARE EARTH DRILLING RESULTS AT KIPAWA

Aurizon Mines Ltd. (TSX: ARZ; NYSE Alternext U.S.: AZK) is pleased to report results from its 2008 drilling program, at its 100 percent owned Kipawa Gold-Uranium-Rare Earth project, in north-western Quebec, Canada.

The Kipawa project is an early stage exploration project located approximately 100 kilometres south of Rouyn-Noranda, in the Temiskaming region.  It was initially acquired by Aurizon for its gold potential on the basis of a government regional stream sediment survey.  Exploration programs performed in 2007 and 2008 included regional till sampling, prospecting, geophysics and soil geochemistry.  These programs lead to the discovery of rare earth elements (REE) mineralization.

The first drilling program recently completed at Kipawa by Aurizon, totalled 681 metres in four (4) drill holes with the objective of testing the Snake rare earth elements target, located in the western part of the Kipawa southern claim block.  These holes intersected a broad rare earth mineralized envelope within a minimum true thickness averaging 61 to 104 metres.  Results are currently pending for twenty-three (23) assays in Hole KW-08-03.  Detailed results are reported in the table attached to this news release.

The best results are as follows:

Hole	From (metres)	To (metres)	true width (metres)	Rare earth elements + Yttrium [1] (%)	HREE+Y/(REE+Y) %
KW-08-01	4.5	108.9	104.4	0.063	23
KW-08-02	3.0	78.0	75	0.06	18.3
KW-08-03	70.5	108.6	38.1	0.074	18.3

Results from hole KW-08-04 which had grades below 500 part per million are not included in the table.

1.Rare earth elements include lanthanum (La), cerium (Ce), praseodymium (Pr), neodymium (Nd), samarium (Sm), europium (Eu), gadolinium (Gd), terbium (Tb), dysprosium (Dy), holmium (Ho), erbium (Er), thulium (Tm), ytterbium (Yb) and lutetium (Lu). It is common practice reporting Yttrium (Y) also with the rare earth elements series.

February 16, 2009
News Release

Aurizon Reports Encouraging Rare Earth Drilling Results at Kipawa

Geology

Rare earth elements occurrences have been discovered by Aurizon on the Kipawa property during field work in 2007 and 2008 along the contact of the Kipawa alkaline intrusive.  Mineralization occurred along the contact between a syenite intrusive and altered hosted rocks.

Drilling has roughly delineated the eastern limit of the mineralized system following a continuous horizon dipping 45 degrees westward.  As indicated in the attached sketch, mineralization starts at the collar and the holes did not intersect the western limit.  Total REE concentrations from individual samples of 1.5 metres vary between 167 ppm and 1,800 ppm REE inside an envelope of 38 metres to 104 metres.

The Snake showing mineralization has been delineated along a trend of 2.8 kilometres and is conformable with the bedding (see news release dated June 13, 2008).  Drilling sections have tested the syenite footwall contact.

Mineralization

Kipawa syenitic complex is typically enriched in heavy rare earth elements (HREE), Zirconium, and, in places, other rare metals are found, such as Niobium (only niobium and zirconium concentrations are noted in public files).  The percentages of HREE compared to the combined rare earths and Yttrium (REE+Y) content encountered in Snake samples range from approximately 10% to 30% and is mostly dominated by Gadolinium, Erbium,  and Ytterbium with Yttrium.

The Snake REE mineralization is essentially devoid of radioactive elements.  The highest Uranium value encountered is 15 ppm for an average of 2 ppm and the highest Thorium value is 56 ppm for an average of
7 ppm.

Mineralization is associated with amphibole, oxides (hematite and magnetite), phosphates and carbonate bearing rocks.  The specific details of the Snake REE mineralogy are presently unknown.

About REE

Rare earth elements are divided into two (2) distinct categories: (1) heavy rare earth elements (HREE), grouping elements from europium through lutetium; and (2) light rare earth elements (LREE) grouping elements, such as lanthanum, cerium, praseodymium, neodymium and samarium.  REE (used as metal or oxides) are widely used in different technologies such as magnet and magnetic devices, opto-electronic devices, lasers, glass and ceramics.

Outlook

As a result of the recent encouraging REE results, Aurizon is considering a follow up exploration drilling program at Kipawa, testing the recently targeted Eagle REE showing, located 43 kilometres south east of the Snake showing along the same prospective trend.  In order to evaluate the recovery potential of the mineralization, a preliminary mineralogical study will be initiated during the year.

In 2009, Aurizon intends to continue its focus of exploration on the main gold targets previously identified by gold dispersion in till in 2008.  The limited drill program performed on gold targets in 2008 did not produce any significant results.  An exhaustive compilation of historical data, interpretation of geophysical surveys and study of gold grains (size, shape) obtained from glacial till sampling will be performed to better define drill targets.

“Considering the favourable project location, deposit target size and markets considerations, we are encouraged about the potential for an economic deposit at Kipawa,” said Martin Demers, Exploration Manager,  “Aurizon intends to continue its ongoing close collaboration with the Eagle Village and Wolf Lake First Nation communities”, he added.

February 16, 2009
News Release

Aurizon Reports Encouraging Rare Earth Drilling Results at Kipawa

Quality Control

Core assays are performed on core sawed in half, with lithium metaborate fusion followed by standard ion couple plasma mass spectrometry assays. Exploration primary assaying was performed at ALS Chemex of Val d’Or. ALS Chemex is a fully accredited laboratory under ISO 9001-2000 standards.

Drill hole planning, implementation and the quality control program are supervised by Martin Demers P.Geo., Exploration Manager, a qualified person as defined by National Instrument 43-101.  Mr. Demers is also responsible for the scientific and technical information in this news release.

Additional Information

One sketch is attached locating the Snake showing and section view.  Detailed results from the drill holes are reported in a separate table.  All other information previously released on the Kipawa Project is also available on the Aurizon website.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Alternext (formerly the American Stock Exchange) under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

For further information, contact

AURIZON MINES LTD.
David Hall, President and C.E.O. Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932	Michel Gilbert, Vice President Telephone: 819-874-4511 Fax: 819-874-3391
Web Site: www.aurizon.com; Email: info@aurizon.com
or

Renmark Financial Communications Inc.
2080 Rene-Levesque Blvd. West
Montreal, QC
H3H 1R6
Barry Mire: bmire@renmarkfinancial.com
Jen Power: jpower@renmarkfinancial.com
Media: Vanessa Napoli: vnapoli@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717

FORWARD-LOOKING STATEMENTS0

This News Release contains "forward-looking statements" within the meaning of securities legislation. These forward-looking statements include, but are not limited to, statements regarding the anticipated effect of the completed drill results on the Kipawa project.  This news release provides assay results for specific drill holes of the recently completed drill program, and there can be no assurance that assay results to be reported from other holes that have been drilled will provide similar results.  Forward-looking statements express, as at the date of this News Release, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and, except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update these forward-looking statements. Forward-looking statements are based on certain assumptions and involve risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and rare earth elements; accidents, and other risks of the mining industry; and other risks more fully described in Aurizon's Annual Information Form filed with the Securities Commissions of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.

February 16, 2009
News Release

Aurizon Reports Encouraging Rare Earth Drilling Results at Kipawa

Results for Rare Earth Elements (Expressed as a %)

AURIZON MINES LTD.
KIPAWA PROJECT (QUEBEC)
GOLD-REE-URANIUM
February 16, 2009

QUEBEC
ONTARIO
Val-d'Or
Kipawa
KW-08-03
KW-08-02
KW-08-01
KW-08-04
Section
5 203 750N
0
400m
Plan View
640 000E
700 000E
Belleterre
Bearn
Laniel
101
QUEBEC
ONTARIO
Temiscaming
SNAKE
EAGLE
Grenville Front
ARCHEAN
GRENVILLIAN
5 240 000N
5 180 000N
0
10km
Plan View
W
E
00E
50E
100E
150E
300m
250m
200m
KW-08-02
KW-08-01
SYENITE
METASEDIMENTS
SNAKE SHOWING
1.06% REE+Y
0.06% REE+Y /75.0m
0.06% REE+Y /104.4m
129m
228m
0
25m
Section 5 203 750N

Reference: News Release Issue No. 3 - 2009